Mail Stop 6010

	November 2, 2005



Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Amendment No. 4 to Registration Statement on Form S-1
      Filed October 21, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We may have additional comments when you fill in the blanks and file missing exhibits.

Fee Table

2. Please revise footnote 4 to more closely follow the language of Rule 416(a). Other than as permitted by Rule 416, you must register a specific number of securities underlying the convertible preferred stock based on a good faith estimate of the number of shares that will be issued upon conversion.

Concurrent Offerings, page 4

3. Please briefly describe the reasons for each offering. From your revised disclosure, investors should be able to determine why you are not raising all needed money through the common stock offering, how you chose the types of securities to offer, and how you chose the amount of each security to offer.

4. If the conversion prices can be adjusted, please indicate the extent of the possible adjustments.

5. Please expand your response to comment 7 to tell us how you are eligible to rely on Rule 135c.

Risk Factors, page 16

6. We note that your mandatory convertible preferred stock will have a liquidation preference of $25 per share. Please describe the risks to your common stock holders associated with the liquidation preference on the preferred stock.

We are a party to intellectual property litigation, page 25

7. Disclose the portion of your business that relies on the intellectual property at issue in the litigation. Also, in an appropriate section of your prospectus, quantify the relief sought.

Use of Proceeds, page 38

8. Please tell us all material terms of your notes and the related private offering, and tell us why those terms need not be disclosed in your prospectus. Also, please provide us a copy of all documents related to the notes and the offering, and tell us why those documents need not be filed with your registration statement.

Dilution, page 41

9. Please also show the effect of the issuance of the common shares underlying the preferred stock to be issued in the concurrent offering.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Quarterly Comparison, page 63

Net Sales to Members, page 64

10. We note your disclosure that you expect revenues to increase significantly during the fourth quarter of fiscal 2005. Please revise to clarify to investors what you mean by "significantly." We note your disclosure on page 65 that you experienced a 15 percent increase in unit shipments from the second quarter of 2005 to the third quarter of 2005, a greater percentage of MirrorBit products shipped, a greater percentage of higher density products shipped, and that you expect these trends to continue in the fourth quarter of 2005. If you believe that revenues will continue to trend at the prior quarter rate, then revise to state that expectation. If you are using the term "significantly" to indicate that you expect revenues to trend higher than the previous quarter(s), then revise to tell the investors why.

Book-to-Bill Ratio, page 65

11. We note that you have elected to disclose what appears to be a key performance indicator, your book-to-bill ratio. Please revise to explain how management uses this ratio and why you present it in the filing.

Contractual Cash Obligations, page 68

12. Please note that the disclosure called for by Item 305(a)(5) of
Regulation S-K is not limited to contractual obligations payable in cash. Please revise your presentation to include all of the disclosures required by Item 305(a)(5) and to revise your section heading and the lead-in text to your table to remove any implication that your disclosure is limited to contractual cash obligations.

Management, page 103

13. Please tell us when you will identify and disclose the information about the managers of Spansion, Inc. and when those individuals will sign the registration statement in those capacities.

Executive Compensation, page 109

14. Please reconcile your response to comment 12 with the requirement of Regulation S-K Item 402(a)(2) that all compensation be disclosed, even if paid to a third party.

15. We note your response to comment 13 in your letter dated
October
21, 2005. Please reconcile your response, that no awards were made in 2004, with your disclosure in footnote 3 to your "Summary
Compensation Table."

Employment Agreements and Change of Control Agreements, page 112

16. We note your added disclosure in response to comment 14 in our letter dated September 23, 2005. As requested in that comment, please identify each executive officer that will enter into a change of control agreement and whether a change of control would include any of the events that result from the reorganization steps that you describe under the heading "Company Information" on page 6.

17. Please reconcile the dates mentioned in this section with the dates in the descriptions of the executives` backgrounds beginning on page 103.

Executive Investment Account Plan, page 115

18. Please file the AMD Vice President Performance Recognition
Plan
as an exhibit to your registration statement.

Certain Relationships and Related Party Transactions, page 116

19. As required pursuant to Item 404 of Regulation S-K, please disclose all of the amounts you received and repaid during the applicable periods with related parties. For example, we note your disclosures under "Contractual Cash Obligations" commencing on page
68 of your prospectus, and your disclosure that you used a portion of the new senior secured revolving credit facility entered into on September 19, 2005 to repay the July 2003 Spansion Term Loan.

Mandatory Conversion, page 126

20. Describe the "certain adjustments" mentioned at the end of the second paragraph.

Consent of AMD or Fujitsu Required for Certain Transactions, page
132

21. Disclose how the ownership formulas will be affected by the preferred stock to be issued in the concurrent offering.

22. Please disclose the restrictions contained in Section 1.1.3 of
Schedule 2.11 to the Bylaws.

Underwriting, page 142

23. Please revise your disclosure to conform to your response to comment 22. Currently, your disclosure implies a much broader electronic distribution involving many more participants than just the two systems you mention in your response.

24. Please reconcile your disclosure on page 145 regarding open market purchases to close preferred stock naked shorts with the disclosure on the prospectus cover that there will be no trading market for the preferred stock.

Consolidated Financial Statements, page F-1

Note 17. Pro Forma Information, page F-44

Concurrent Offering of Mandatory Convertible Preferred Stock, page
F-
47

25. Please provide us with your analysis of the accounting treatment for the mandatory convertible preferred stock, the embedded variable rate conversion feature, the dividend feature, including the make whole provision, and any embedded derivatives that may be contained in the instrument. Discuss how you considered the accounting literature in coming to your conclusions. For example, please see SFAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Address how your consideration of the accounting for the instrument and these features is reflected in the pro forma information and why.

Preferred Stock Prospectus

26. Please avoid the use of the vague term, "certain". For example, we note multiple uses of the term on pages A-9 and A-33.

27. Disclose how you determined the offering and conversion prices of the preferred stock, including a discussion of how the common stock offering price affected your analysis. Also explain how the note offering and lack of liquidity affected the price.

Preferred Stock Prospectus Cover

28. Please limit the disclosure on the cover to information that is required or key to an investment decision. Move other disclosure to a more appropriate section of your document.

The opportunity for equity appreciation, page A-7

29. Please more fully explain why the "applicable market value" must exceed the "threshold appreciation price" in order for a holder to realize "equity appreciation."

Description of Preferred Stock, page A-11

30. Please state clearly the purpose of the material features of the preferred stock. For example, explain what the various thresholds and conversion adjustments in the bullet points on page A-15 and A-16 are intended to accomplish. Also explain how and why you selected the thresholds. Likewise, clarify the effect of the formula cited in the second bullet point on page A-24.

31. Avoid long, complex sentences in your description of the security. For example, we note the second sentence on page A-25.

Dividends, page A-12

32. Please disclose whether you could presently make the required dividend payments.

United States Federal Income Tax Considerations, page A-30

33. Please revise the first sentence to clarify whether you have disclosed all material considerations.

34. You may not disclaim responsibility for your disclosure.
Please
revise the second sentence and the first sentence of the last paragraph on page A-30 which we view as inappropriate disclaimers.

35. Please file an opinion regarding these tax matters.  See
Regulation S-K Item 601(b)(8).

36. If there is uncertainty about a tax consequence, please explain why you cannot unequivocally state the tax consequence, describe the degree of uncertainty, disclose possible outcomes and provide appropriate risk factors. For example, we note the uncertainty mentioned in the last paragraph on page A-31 and in the third, fourth and fifth paragraphs on page A-32.

Item 17.  Undertakings

37. Since you have registered the issuance of the shares of common stock that will occur upon the conversion of your mandatory convertible preferred stock in your registration statement, please tell us why you have not included the undertakings provided in Item
512(a) of Regulation S-K.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      	Sincerely,



								Russell Mancuso
								Branch Chief

cc:	Tad J. Freese, Esq.
	Robert W. Phillips, Esq.
	Michael P. Maher, Esq.
	(via facsimile)
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Bertrand F. Cambou
Spansion Inc.
November 2, 2005
Page 7